

December 3, 2013

Via E-mail
Michael J. Nicholson
Chief Financial Officer
Ann Inc.
7 Times Square
New York, NY 10036

> **Re:** **Ann Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed March 8, 2013**
> **File No. 001-10738**

Dear Mr. Nicholson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Sales and Sales Metrics, page 21

1. You began to present the sales and comparable sales under both Ann Taylor and LOFT brands as a single, consolidated metric that included both store sales and e-commerce sales. Your earnings call discussions state that maximizing your opportunity in e-commerce will continue to be your strategic priority in fiscal year 2013 and your online business delivered a double-digit sales growth in the fourth quarter of fiscal year 2012 as well as the fiscal year 2013 interim period. To enhance an investor's understanding of your sales trends and potential variability, please revise your disclosure in future filings to present sales and comparable sales in a manner that either separately quantifies the e-

commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on these metrics. Please provide us your proposed disclosures.

Item 8. Financial Statements and Supplementary Data

Statements of Cash Flows, page 41

2.   In future filings, please present cash flows related to other non-current assets separately from other non-current liabilities in the operating activities section. Please provide us your proposed revisions.

Note 1. Summary of Significant Accounting Policies, page 42

Segments, page 46

3.   Please tell us how you determined that your each of your four operating segments have similar economic characteristics, such that they may be aggregated into the same reportable segment pursuant to ASC 280-10-50-11. Please provide us with a summary of key financial information for each of these operating segments for each of the last five fiscal years and the latest interim period, as well as each subsequent fiscal year and interim period for which you have budgeting information. The key financial information for each operating segment may include, but not be limited to, net sales, gross profit, operating income, income before taxes, capital expenditures and identifiable assets. Please show each profit measure in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis. Please reconcile the information in your analysis to the amounts presented in your segment footnote or elsewhere in your financial statements.

4.   In addressing the preceding comment, please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Please also explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary.

5.   In future filings, please disclose your revenues by product offering. Refer to ASC 280-10-50-40. Please provide us your proposed disclosures.

6.   Please disclose in future filings the amounts of your revenues and long-lived assets that are domestic and foreign in the format required by ASC 280-10-50-41. Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining